Mail Stop 4561

August 1, 2006

John D. Simonetti
455 Magna Drive
Aurora, Ontario L4G 7A9 Canada

> **Re:** **Mi Developments Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 001-31728**

Dear Mr. Simonetti:

We have reviewed your response letter dated July 20, 2006 and have the following additional comment.

Form 40-F

Exhibit 2

Note 9 – Debentures and Note Obligations

(b) MEC – Convertible Subordinated Notes

1. We have read and considered your response to comment one. We note while adjustments to the conversion price under certain conditions would alter the number of shares that would be issued upon conversion, the number and value of such shares would remain fixed as a percentage of the shares already outstanding. Tell us how you considered EITF 05-2 in determining whether the convertible notes are conventional convertible.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant